FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October 2013

Commission File Number: 001-11960

AstraZeneca PLC

2 Kingdom Street, London W2 6BD

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F X      Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __     No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_____________

AstraZeneca Third Quarter & Nine Months Results 2013

Tomorrow, Thursday, 31 October 2013, AstraZeneca will release third quarter and nine months results 2013 at 07:00gmt.

An analysts presentation of the third quarter and nine months results will take place at 12:00gmt and will be accessible by a choice of two routes:

1) Audio webcast available at http://www.astrazeneca.com/investors and http://info.astrazenecaevents.com. You will be able to email questions to the presenters during the Q&A session.

2) Teleconference with Q&A.

Dial in numbers:

UK (freephone):              0800 694 2370
International:                  +44 1452 557749
Sweden (freephone):       0200 883 079
USA (freephone):            1 866 977 7645

Conference ID:                 28574368#

Printable pdf versions of slides will be available to download on the AstraZeneca Investor Relations website (http://www.astrazeneca.com/investors) 15 minutes before the analysts presentation begins.

Details of the teleconference and webcast replay facilities are available on the Investor Relations section of the AstraZeneca website http://www.astrazeneca.com/investors and the AstraZeneca Events website: http://info.astrazenecaevents.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 30 October 2013	By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary